Exhibit 3.2

Certificate of Amendment No. 1 of

the Restated Certificate of Incorporation of

Gulfport Energy Corporation

(Pursuant to Section 242 of the General Corporation Law of the State of Delaware)

Gulfport Energy Corporation, a corporation organized and existing under the laws of the State of Delaware (the “Corporation”), hereby certifies as follows:

1. The name of the Corporation is Gulfport Energy Corporation.

2. Article IV of the Corporation’s Restated Certificate of Incorporation is hereby amended by striking the introductory sentence of Article IV and the first sentence of paragraph (a) of Article IV in their entirety and replacing them with the following:

“The Corporation is hereby authorized to issue a total of one hundred five million (105,000,000) shares of capital stock which shall be subdivided into classes as follows:

(a) One hundred million (100,000,000) shares of the Corporation’s capital stock shall be denominated as Common Stock, have a par value of $0.01 per share, and have the rights, powers and preferences set forth in this paragraph.”

3. The above-referenced amendment was duly adopted in accordance with the applicable provisions of Section 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, Gulfport Energy Corporation has caused this Certificate of Amendment to be executed as of October 2, 2009.

GULFPORT ENERGY CORPORATION

By:	/s/ Mike Liddell
Name:	Mike Liddell
Office:	Chairman of the Board